Exhibit 99.1
FOR IMMEDIATE RELEASE
Dreams Taking Shape. City of Dreams Podium Tops Out
MACAU, 1 April 2008 — Melco PBL Entertainment (Macau) Limited (NASDAQ: MPEL) topped out the Hard Rock hotel and the main podium of its mega-project City of Dreams in Cotai, Macau today.
City of Dreams will be a must-see integrated urban entertainment resort that will combine electrifying entertainment, stylish nightclubs, an amazing array of accommodation options, top-notch dining, world-class shopping as well as a spacious and contemporary casino.
“Our dreams are taking shape. In approximately one year, City of Dreams will begin to welcome visitors from all over the world,” said Lawrence Ho, Co-Chairman and CEO of MPEL at the topping out ceremony. “Macau is transforming from a gaming-focused destination into a leisure hot spot. City of Dreams will continue to drive this phenomenon and usher in a new era of gaming and entertainment in Macau.”
In addition to approximately 2,200 guest rooms and a wide range of restaurants and bars, City of Dreams will offer a kaleidoscope of entertainment options including stylish nightclubs, live music venues, free attractions and the spectacular Dragone show. The resort will also incorporate a 420,000 square foot casino with over 550 gaming tables and 1,500 gaming machines.
One of the iconic landmarks of City of Dreams will be a free attraction that will provide visitors with a totally immersive experience, unlike anything they have seen in Asia or elsewhere in the world. Housed in a unique dome-shaped theatre, the production will combine high-definition video content, a customized music score, thousands of theatrical lights and a variety of sensory effects to create a spectacular 10 minute visual extravaganza that is sure to become a must-see for every visitor to Macau.

Renowned for spectacular and imaginative productions, Dragone will stage a permanent show at City of Dreams. Founder Franco Dragone will personally direct the breathtaking water-themed show, created specifically for City of Dreams, which is due to open in Macau in the second half of 2009.
A variety of musical performances by well-known regional acts, emerging artists and cover bands will be staged at a live concert venue that can accommodate up to 1,500 people.
The different styles of accommodation at City of Dreams will meet the diverse tastes of the wide spectrum of visitors the resort will attract from Asia and around the world. The options will include Crown Towers Cotai, Hard Rock Hotel, the Grand Hyatt’s twin towers and the apartment hotel, which will together provide over 2,200 guest rooms and suites. Each hotel will also offer its own individual spa and leisure facilities.
“We introduced the Crown brand into Macau in 2007 with the opening of Crown Macau, which has quickly become the property of choice for high rolling VIP customers in Macau,” said Mr. James Packer, Executive Chairman of Crown Limited, and Co-Chairman and Director of MPEL. “We are very excited about extending the Crown brand in Macau, which is synonymous with a luxury six-star experience, through the opening of the Crown Towers Cotai at City of Dreams. City of Dreams is testament to our optimism about the future rapid development of the Macau market.”
City of Dreams will also feature a broad range of restaurants, noodle bars, cafes and lounges. These food and beverage venues will be located throughout the resort offering fine dining experiences as well as casual meals.
The resort will be home to some of the world’s most sought-after and acclaimed brands, with approximately 175,000 square feet of boutiques featuring high-end fashion labels as well as premium jewellery and watch brands.
Phase one of the City of Dreams resort will feature the casino, restaurants, retail boutiques, nightclubs, the iconic audio visual attraction, Crown Towers and Hard Rock Hotel. Phase one will be completed during the first half of 2009 with the date of the grand opening to be set early next year. The operation of the entire City of Dreams will require the support of 12,000 employees, which the company intends to recruit through a series of career fairs in Macau and throughout Asia starting in the summer of 2008.
About Melco PBL Entertainment (Macau) Limited
Melco PBL Entertainment (Macau) Limited is a developer, owner and through its subsidiary, Melco PBL Gaming (Macau) Limited, an operator of casino gaming and entertainment casino resort facilities. MPBL Gaming is one of six companies granted concessions or sub-concessions to operate casinos in Macau. Its first property, Crown Macau (www.crown-macau.com), opened on May 12, 2007. Other development projects include City of Dreams, an integrated casino resort located in Cotai. MPEL’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,100 gaming machines in seven locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. MPEL has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about MPEL, please visit www.melco-pbl.com.
MPEL has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is also a Co-Chairman and the CEO of MPEL. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also a Co-Chairman and a Director of MPEL.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. MPEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MPEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us and obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of

Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our prospectus on Form F-1, filed on November 1, 2007, as amended, registration statement in Form F-3 filed on January 25, 2008 and other documents filed with the Securities and Exchange Commission. MPEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and MPEL undertakes no duty to update such information, except as required under applicable law.